Tri-County Financial Group, Inc.

Mendota, Illinois

June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Tri-County Financial Group, Inc. Undertaking

Ladies and Gentlemen:

This letter is in reference to your conversation with our legal counsel on June 17, 2025, in which you noted that the registration statement on Form S-1, filed with the Securities and Exchange Commission on June 16, 2025 (the “Registration Statement”) of Tri-County Financial Group, Inc. (the “Registrant”) did not contain language that the Registrant undertakes to delay effectiveness of the Registration Statement, pursuant to 17 CFR § 230.473.

Please allow the following language to serve as the appropriate undertaking for the Registrant: the Registrant hereby amends its Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Very truly yours,

Tri-County Financial Group, Inc.

/s/ Timothy McConville

CEO and President